Issuer Free Writing Prospectus filed pursuant to Rule 433

relating to the Preliminary Prospectus Supplement dated

August 5, 2021 and the Prospectus dated October 6, 2020

Registration Statement No. 333-249350

Dated: August 5, 2021

$350,000,000 2.950% Notes due 2051

PRICING TERM SHEET

August 5, 2021

This pricing term sheet relates to the notes referenced above (the “notes”) and should be read together with the preliminary prospectus supplement dated August 5, 2021 and the prospectus dated October 6, 2020 (including the documents incorporated by reference therein) relating to the notes offering before making a decision in connection with an investment in the notes. Terms used but not defined herein have the meanings ascribed to them in the preliminary prospectus supplement.

Issuer:	Franklin Resources, Inc.

Offering Format:	SEC Registered

Expected Ratings:*	A2 (Stable) (Moody’s) A (Stable) (S&P)

Trade Date:	August 5, 2021

Settlement Date:**	August 12, 2021 (T+5)

Security Title:	2.950% Notes due 2051

Principal Amount:	$350,000,000

Maturity Date:	August 12, 2051

Coupon:	2.950%

Interest Payment Dates:	February 12 and August 12, commencing February 12, 2022

Interest Record Dates:	February 1 and August 1

Price to Public:	99.368%

Benchmark Treasury:	1.875% due February 15, 2051

Benchmark Treasury Price and Yield:	99-27 / 1.882%

Spread to Benchmark Treasury:	+110 bps

Yield to Maturity:	2.982%

Proceeds (after underwriting discount and before expenses) to Issuer:	$344,725,500 (98.493% of principal amount)

Optional Redemption:

The notes may be redeemed prior to February 12, 2051 in whole or in part at any time, at the Issuer’s option, at the Make-Whole Call redemption price (as described under “Description of the Notes – Optional Redemption” in the preliminary prospectus supplement). In the case of any such redemption, the Issuer will also pay accrued and unpaid interest, if any, to, but not including, the redemption date.

The notes may be redeemed on or after February 12, 2051 in whole or in part at any time, at the Issuer’s option, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest on the notes to be redeemed to, but not including, the redemption date.

Make-Whole Call:	T + 20 bps

Day Count:	30/360

Minimum Denomination / Multiples:	$2,000 / $1,000
CUSIP:	354613 AM3
ISIN:	US354613AM38
Joint Book-Running Managers:	BofA Securities, Inc. HSBC Securities (USA) Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC

Co-Managers:	Deutsche Bank Securities Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC Standard Chartered Bank UBS Securities LLC Wells Fargo Securities, LLC

Concurrent Offering:	Concurrently with this offering of the notes, the Issuer has offered and sold $100,000,000 aggregate principal amount of its 1.600% Notes due 2030 (the “concurrent offering”). This offering of notes is not contingent upon closing of the concurrent offering, or vice versa.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** It is expected that delivery of the notes will be made against payment therefor on or about August 12, 2021, which will be the fifth business day following the date hereof (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any day prior to two business days before delivery will be required to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement for this offering if you request it by calling BofA Securities, Inc. at 1-800-294-1322 or HSBC Securities (USA) Inc. at 1-866-811-8049.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another e-mail system.